Exhibit 99.1

TRANSACTIONS

Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons or on behalf of the Reporting Persons with respect to securities of the Issuer effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 7, 2018. All such transactions were sales of securities of the Issuer effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/(Sell)	Shares	Unit Cost		Security
FPA Crescent Fund	10/30/2018	Sell	(204)	$1.22		Common Stock
Managed Accounts	10/30/2018	Sell	(11)	$1.22		Common Stock
FPA Crescent Fund	10/31/2018	Sell	(15,166)	$1.5262	(1)	Common Stock
Managed Accounts	10/31/2018	Sell	(834)	$1.5262	(1)	Common Stock
FPA Crescent Fund	11/1/2018	Sell	(30,542)	$1.1889	(2)	Common Stock
Managed Accounts	11/1/2018	Sell	(1,680)	$1.1889	(2)	Common Stock
FPA Crescent Fund	11/2/2018	Sell	(663)	$1.04		Common Stock
Managed Accounts	11/2/2018	Sell	(37)	$1.04		Common Stock
FPA Value Partners	12/6/2018	Sell	(9,273)	$0.10		Common Stock
FPA Value Partners	12/6/2018	Sell	(185)	$2.7027		Mandatorily Convertible Preferred Stock

(1)

The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.285 to 1.935, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) and (2).

(2)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.13 to $1.21, inclusive.